Northport Capital, Inc.
#1100-1200 W. 73rd Ave.
Vancouver, BC, Canada V6P 6G5

VIA EDGAR and Facsimile (202) 772-9217

July 10, 2007

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Mail Stop 6010

Re:	Registration Statement on Form SB-2 Northport Capital, Inc. File No. 333-137300

Dear Mr. Riedler:

          Reference is made Northport Capital, Inc. (the “Company”) and the Company’s registration statement on Form SB-2, File No. 333-137300 (the “Registration Statement”). Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the Registration Statement so that it shall be effective at 9:00 AM (EST) on Friday, July 13, 2007, or as soon thereafter as practicable.

We further acknowledge the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your prompt attention to this matter.

Very truly yours, James Wang Chief Financial Officer

Cc: James Vandeberg, Esq.